Natcore Technology Becomes Fully Reporting With SEC

RED BANK, N.J., June 2, 2015 /CNW/ -- Natcore Technology Inc. (TSX-V: NXT; NTCXF.PK; DAX: 8NT) is pleased to announce that it has become a fully reporting company with the Securities and Exchange Commission (“SEC”) after filing an SEC Form F-1 Registration Statement, effective as of March 26, 2015.

“This has important implications for Natcore’s shareholders, particularly those residing in the U.S.,” says Tom Scarpa, Natcore’s Senior Vice President/Investor Relations. “Management believes that being a fully-reporting issuer in the United States significantly expands the company’s eligibility for both analyst coverage and investor interest. Many institutional investors are unable to acquire the securities of a company that is not fully reporting with the SEC. The effectiveness of Natcore’s F-1 creates new opportunities for acquisition of its securities by this new and important category of investor.”

As a fully reporting company, Natcore has additional benefits for shareholders. The company’s filings will now be accessible through the SEC’s main website (via the EDGAR system), allowing investors, the general public, and financial analysts to extensively review the company’s operations and financial performance. Natcore believes that the added transparency will act as a catalyst for more interest in the company by the investing public.

In addition, Natcore has undertaken steps to have its shares listed on the OTCQB. The OTCQB Marketplace helps investors easily identify OTC-traded companies that report to the Securities and Exchange Commission; an additional means of enhancing the company’s visibility as a fully reporting issuer.

Finally, Natcore’s status as a fully reporting issuer with the SEC will make it easier for US investors to sell shares they acquired in previous private placements conducted by the company (subject to Natcore maintaining its fully-reporting status for 12 months and the expiration of holding periods applicable to such shares).

Charles Provini, Natcore’s president and CEO, noted, “We are proud to announce the achievement of this important milestone in the life of the company. We believe that this is another indication of our recognition of our duties and obligations to the owners of Natcore – our loyal shareholders.”

Natcore was organized in August 2007. The company went public in May 2009 on the Toronto Venture Exchange (TSX-V). TSX-V is owned by the TMX Group, which also owns the Toronto Stock Exchange.

In the United States, Natcore shares are currently listed on the pink sheets (symbol NTCXF.PK). In June 2013, the company became listed on the Quotation Board of the Frankfurt Stock Exchange, where its symbol is 8NT.

Stat ements herein other than purely historical factual information, including statements relating to revenues or profits, or Natcore’s future plans and objectives, or expected sales, cash flows, and capital expenditures constitute forward-looking statements. Forward-looking stat ements are based on numerous assumptions and are subject to all of the risks and uncertainties inherent in Natcore’s business, including risks inherent in the t echnology history. There can be no assurance t hat such forward-look ing statements will prove to be accurate, as actual results and future events could differ mat erially from those anticipated in such statements. Accordingly, readers should not place undue reliance on such statements. Except in accordance with applicable securities laws , Natcore expressly disclaims any obligation to update any forward-looking statements or forward-looking statements that are incorporat ed by reference herein.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that t erm is defined in the policies of the TSX Venture Exchange) accepts responsibility f or the adequacy or accuracy of this release.

Contact: Tom Scarpa
732-576-8800
Info@natcoresolar.com

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SOURCE Natcore Technology Inc.

%SEDAR: 00026055E

CO: Natcore Technology Inc.

CNW 12:00e 02-JUN-15